Exhibit 99.1

GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2011
(in United States dollars unless otherwise indicated)

Dated December 20, 2011

This management’s discussion and analysis (“MD&A”) for the three and six months ended October 31, 2011, is a review of operations, current financial position and outlook for Gravis Oil Corporation (“Gravis” or “the Company”). It should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended October 31, 2011, and the audited consolidated financial statements for the year ended April 30, 2011, and the notes thereto, prepared in accordance with United States generally accepted accounting principles.

Additional information relating to Gravis is available on SEDAR (www.sedar.com) or on the Company’s website (www.Gravisenergy.com).

REPORTING REQUIREMENTS

The Company is a reporting issuer in Alberta, Canada and as such has certain reporting obligations. On September 7, 2011 the Alberta Securities Commission issued a cease trade order pertaining to the trading of the Company’s securities in Alberta until it files its April 30, 2011 audited consolidated financial statements and management discussion and analysis (filed) and the Alberta Securities Commission revokes or varies this order.

The Company is also an OTC reporting issuer under British Columbia Instrument 51-509 and as such has certain reporting obligations in British Columbia, Canada.  On September 8, 2011 the British Columbia Securities Commission issued a cease trade order pertaining to the trading of the Company’s securities in British Columbia until it files its April 30, 2011 audited consolidated financial statements and management discussion and analysis (filed), an annual information form for the year ended April 30, 2011 (filed) and the Executive Director of the British Columbia Securities Commission makes an order revoking the cease trade order.

The Alberta Securities Commission is currently reviewing the Company’s filings.   However, as of the date of this report the cease trade orders have not been revoked and no assurances can be given as to when or if they will be revoked.  Until these cease trade orders are revoked the Company’s ability to raise capital is significantly restricted.

CHANGE IN REPORTING AND FUNCTIONAL CURRENCY

The Company’s audited April 30, 2011, consolidated financial statements and its October 31, 2011 interim financial statements have been prepared using the United States dollar as the reporting currency, as management is of the opinion the use of US dollars to prepare the annual financial statements enhances communication with shareholders and improves comparability of financial information reported with peer group companies.  Financial statements in prior years were prepared using a Canadian dollar (Cdn dollar) reporting currency; however, both current year and historical financial information have been translated to US dollars in accordance with the method described in the significant accounting policies.  The change in reporting currency resulted in the recognition of a cumulative foreign currency translation reserve of $272,156 in accumulated other comprehensive income at April 30, 2011.

Effective July 30, 2010, the Company and its subsidiaries changed functional currency from the Cdn dollar to the US dollar. This change was made as a result of the financing completed in July 2010, causing the Company’s primary source of funding to be in US dollars and making the US dollar the currency of the economic environment in which the entity primarily generates and expends cash.

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GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2011
(in United States dollars unless otherwise indicated)

SHARE CONSOLIDATION

Effective June 20, 2011, the Company’s share capital was consolidated on a one-for-ten basis. All common share, warrant and stock option figures disclosed herein are reported on a consolidated basis.

OVERVIEW

The primary business activity of Gravis and its subsidiaries (collectively “the Company") has been the acquisition, exploration and development of a number of unproven heavy oil properties in the United States. Its activities to date have included analysis and evaluation of technical data, preparation of geological models, acquisition of mineral rights, exploration and development drilling, conceptual engineering, construction and operation of thermal demonstration projects, and securing capital to fund these expenditures.

The Company has now completed a work-over of virtually all of its production wells in both Missouri projects.  Pumps were upgraded or replaced and tubing relanded. Thermal and pressure data acquisition equipment has been installed, and well logs have been run to identify the un-swept areas of the reservoir.  Chemical surfactant and seismic stimulation technologies have been tested with varied results. In October 2011, as a result of the Company’s financial position, cost factors and market conditions, operations on the Missouri oil and gas assets were suspended.

During September 2011 the Alberta and British Columbia Securities Commissions issued cease trade orders against the Company for failure to file certain information.  The Company has submitted the required information and the Alberta Securities Commission is currently reviewing the Company’s filings.  However, until these cease trade orders are revoked the Company’s ability to raise capital is significantly restricted and there can be no assurance as to when or if these cease trade orders will be revoked.

Gravis’ future operations are dependent upon its ability to continue to obtain financing and ultimately achieve enhanced production results, reserve assignment and profitable operations.  Additional capital may be in the form of equity, debt, sale of properties or assets, working interest farmouts or any combination thereof.

The Company’s unaudited interim consolidated financial statements for the three and six months ended October 31, 2011, are prepared on a going concern basis.  The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.    Owing to the factors noted above, there is significant uncertainty about the Company’s continued ability to use the going concern assumption which presumes the Company’s ability to continue to be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  The financial statements and this management report do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and or ultimately attain profitable operations.

CHANGES IN ACCOUNTING POLICIES

The accounting policies set out in Note 5 to the April 30, 2011, audited consolidated financial statements have been applied consistently to all periods presented in the October 31, 2011, unaudited interim consolidated financial statements and the April 30, 2011, audited consolidated financial statements.

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GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2011
(in United States dollars unless otherwise indicated)

SELECTED INFORMATION
	Three months ended		Six months ended		Year ended
	October 31		October 31		April 30
	2011	2010	2011	2010	2011
Revenue
Oil sales	$72,948	$172,077	$430,164	$888,305	$1,565,963
Interest income	5,477	1,331	10,534	1,331	16,213
	78,425	173,408	440,698	889,636	1,582,176
Expenses
Operating	191,075	541,972	1,150,154	1,634,775	3,470,746
Impairment of oil and gas assets	-	-	-	-	12,848,677
General and administrative	778,743	325,155	1,505,764	1,090,217	3,307,060
Depreciation, depletion and accretion	61,152	50,850	231,119	542,476	844,160
Interest and accretion	849,588	346,603	1,637,873	370,581	1,512,443
Foreign exchange loss (gain)	(5,337)	(183,959)	(4,608)	(317,392)	(86,959)
Change in fair value of derivatives	(674,650)	(2,725,910)	(13,918,248)	(3,300,719)	9,395,435
	1,200,571	(1,645,289)	(9,397,946)	19,938	31,291,562
Net loss	(1,122,146)	1,818,697	$9,838,644	$869,698	$(29,709,386)
Net loss per share
Basic	(0.08)	0.14	$0.70	$0.07	$(2.22)
Diluted	(0.08)	0.14	$0.12	$0.07	$(2.22)
Weighted average shares outstanding
Basic	14,078,947	13,328,947	14,078,947	13,328,947	13,387,166
Diluted	120,658,941	13,328,947	82,164,885	13,328,947	13,387,166

	As at October 31		As at April 30
	2011	2010	2011
Total assets	$19,430,294	$31,470,583	$20,818,512
Long-term liabilities	$6,481,591	$2,331,546	$20,061,550
Total liabilities	$10,349,977	$4,451,979	$23,650,925
Capital stock (1)	$81,113,952	$78,836,171	$79,016,425
Shareholders’ equity (deficiency in assets)	$9,080,317	$27,018,604	$(2,832,413)
Common shares outstanding	14,078,947	13,328,947	14,078,947

(1)	Includes share capital and preferred shares.

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GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2011
(in United States dollars unless otherwise indicated)

OPERATIONAL AND PROJECT REVIEW

Cost	Missouri	Kentucky	Montana	Kansas	Other	Total
Balance, April 30, 2011	$16,364,000	$100,000	$75,000	$98,214	$1,338,616	$17,975,830
Additions	257,435	-	-	-	-	257,435
Depletion	(170,880)	-	-	-	-	(170,880)
Balance, October 31, 2011	$16,450,555	$100,000	$75,000	$98,214	$1,338,616	$18,062,385

Missouri

The Company’s Missouri lease holdings totaled 38,041 net mineral acres with 98.3 % operating interest.  On separate pilot projects at Deerfield, Gravis has built two 500 barrel of oil per day steam drive production facilities (Marmaton River and Grassy Creek) comprised of 116 development production wells, 39 steam injection wells and 14 service and observation wells.  Throughout the Deerfield area, the Company has drilled 73 exploration/delineation wells with a 67% success rate.

The Company has completed work-overs on all production wells in both projects.  Pumps were upgraded or replaced and a number of surface equipment upgrades were made. Thermal and pressure data acquisition equipment was installed, and well logs were run to identify swept versus un-swept areas of the reservoir.  Chemical, solvent and surfactant technologies were tested.

Phases I and II of the Marmaton River steam drive project together occupy 20 acres of project land developed as a pre-commercial project, which includes a steam generation and oil treating plant with a throughput capacity of 500 barrels of oil per day, 23 steam injection wells, 64 producing wells, and 6 service and observation wells.  All Phase II wells have been tied in with steam injection initiated in 3 of 10 patterns.  As at October 31, 2011, cumulative production at Marmaton is 43,573 barrels of oil.

The Grassy Creek steam drive project has a steam injection and production treating plant similar to Marmaton River with a design capacity of 500 barrels of oil per day.  Phase I of the project consists of 46 production wells, 15 steam injection wells, and 6 service and observation wells occupying approximately 20 acres of the project site. As at October 31, 2011, cumulative production at Grassy Creek is 30,875 barrels of oil. In April 2011, the Company drilled, completed and equipped the first of several phase 2 patterns utilizing improved technology and methods that leverage what has been learned by operating Phase 1. The pattern was put into operation in early May 2011.

Gravis sells all of its oil production for a field gate price equivalent to 80% of the NYMEX posted price for West Texas Intermediate oil sales.  Gravis purchases natural gas to fuel its boilers for an "at the burner tip" price approximately equivalent to the NYMEX Henry Hub spot price for natural gas.

In October, 2011 as a result of the Company’s financial position, cost factors and market conditions, it suspended operations on its Missouri oil and gas assets.

The primary purpose of the Company’s activities to date has been to gather information related to the property so that a production plan can be put into place.  To date production operations have achieved encouraging initial oil production rates of up to 300 bbls per day of clean sales oil; however, the Company has not yet achieved economic production levels.  Gravis believes that greater efficiencies and potentials are achievable from its property with additional investment in technology, coupled with what we have learned from our initial production operations.  It is anticipated that each of these projects could develop 250 to 300 acres of their respective 320 acres of leases over their 25 to 30 year project life.  Additional drilling phases on each of these projects would be necessary to maintain the individual project 500 barrel per day target oil production rates.  It is further anticipated that a number of additional projects of similar design and size may be drilled and constructed across Gravis’ Missouri lease holdings.  However, given the Company’s financial position it has suspended its operations for the time being and is currently seeking funding and/or a joint venture partner before it renews its exploration activity on this project.

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GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2011
(in United States dollars unless otherwise indicated)

As at April 30, 2011, the Company determined that its capitalized costs for the proven and unproven Missouri land exceeded the ceiling limitation.  As a result, during the year ended April 30,2011, the Company recorded an impairment charge of $9,066,590 on the Missouri projects and now carries the value of the Missouri properties at the value of proved and probable reserves.  Owing to improved pricing since April 30, 2011, the Company did not record any impairment in the six months ended October 31, 2011.  It will, however, continue to review the status of the project and its ability to secure financing and may in the future record an impairment.

Kentucky

The Kentucky lease holdings include a 37.5 % working interest in 29,147 unproved  mineral acres (10,930  net acres).

On September 21, 2010, the Company and its 62.5% working interest partner (together the “Farmor”) signed a farm-out agreement for their interest in 5,100 net acres in the Little Muddy Area of Butler County, Kentucky to a Houston-based independent exploration and production company (“Farmee”).

On December 4, 2010, this farm-out agreement was expanded to cover the full 29,147 unproved net mineral acres. All acreage leased in Kentucky by the Farmor and the Farmee in Butler, Warren, Edmonson and Muhlenberg counties shall be pooled and be subject to the new agreement. The Farmee currently owns about 1,000 net acres contiguous with Farmor’s leases which will be included in the joint lands.

During the year ended April 30, 2011, the Company recorded an impairment charge of $3,179,174 on the Kentucky project as a result of the lack of development activity by the Farmee and the curtailment of Company plans to continue exploration on the project due to a lack of available capital.   As a result of these factors and to help raise capital for other purposes the Company is seeking to dispose of its interest in this property.  To date no offers have been received on the property and the amount that may be ultimately realized is uncertain. The Company did not record any impairment in the six months ended October 31, 2011.

Montana

The Montana leases total 3,982 gross acres (2,019 net) divided amongst two prospects: Devils Basin and Teton.   The leasehold in the Devils Basin prospect totals 1,175 gross acres (881 net acres).  Gravis currently owns a 75% working interest in this prospect.  There are two active leases in the Teton Prospect totaling 2,807 gross acres (1137 net acres). Gravis currently owns a 53.69% working interest in this prospect.

Trade seismic was purchased on the Devils Basin prospect to identify one or more prospective drill locations targeting light oil from the Heath Shale.  The Company has no near-term plans to proceed with the project.

During the year ended April 30, 2011, the Company recorded an impairment charge of $602,913 on the Montana project.  The impairment was recorded due to the expiry of leases and the continued curtailment of plans to continue exploration on the lands in the near term because of the lack of capital available for this project.  The remaining costs represent the Company’s estimate of the fair value of the leases as determined by sales in the area for long-term leases with farmout potential and related seismic value. The Company did not record any impairment in the six months ended October 31, 2011.

Kansas

The Chetopa project is a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas.  The project is currently suspended, and includes certain oil and gas equipment and a 100% interest in two oil and gas leases covering 385 acres.   Subsequent to October 31, 2011, one of the leases expired leaving the Company with an interest in  320 acres.  The Company has no near-term plans to proceed with the project. The carrying value of the Chetopa project represents the estimated salvage value of the equipment.

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GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2011
(in United States dollars unless otherwise indicated)

Other

Other costs consist primarily of five used steam generators and related equipment that will be assigned to future projects.

FINANCIAL REVIEW

	Three Months Ended October 31		Six Months Ended October 31
	2011	2010	2011	2010
Revenue and other income
Oil sales	$72,948	$172,077	$430,164	$888,305
Interest income	5,477	1,331	10,534	1,331
	78,425	173,408	440,698	889,636
Expenses
Operating	191,075	541,972	1,150,154	1,634,775
General and administrative	778,743	325,155	1,505,764	1,090,217
Depreciation, depletion and accretion	61,152	50,850	231,119	542,476
Interest and accretion	849,588	346,603	1,637,873	370,581
Foreign exchange loss (gain)	(5,337)	(183,959)	(4,608)	(317,392)
Change in fair value of derivatives	(674,650)	(2,725,910)	(13,918,248)	(3,300,719)
	1,200,571	(1,645,289)	(9,397,946)	19,938
Net income (loss)	$(1,122,146)	$1,818,697	$9,838,644	$869,698
Net income (loss) per share
Basic	$(0.08)	$0.14	$0.70	$0.07
Diluted	$(0.08)	$0.14	$0.12	$0.07

Oil sales

During the six months ended October 31, 2011, the Company’s Missouri properties produced 5,788 barrels of oil at an average price (net of royalties) of $77 per barrel as compared to production of 18,147 barrels at an average price (net of royalties) of $60 per barrel for the six months ended October 31, 2010.

Production was lower in the current quarter compared to the October 31, 2010 quarter due to curtailment of gas purchases at both Grassy Creek and Marmaton River Projects, and the cessation of operations in early October.

Interest income

Interest income for the six months ended October 31, 2011 is primarily comprised of interest earned on the long-term receivable at U.S bank prime rate plus 3%.

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GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2011
(in United States dollars unless otherwise indicated)

Operating expenses

During the three and six months ended October 31, 2011, the Company incurred operating costs of $191,075 ($174 per barrel) and $1,150,154 ($198 per barrel), respectively, compared to $541,972 ($384  per barrel) and $1,634,775 ($90 per barrel), respectively, in the three and six months ended October 31, 2010.  Operating costs were higher in the current quarter compared to the October 31, 2010 quarter due to lower production volumes and the cost of conducting chemical and mechanical tests of alternate production methods.  The primary purpose of the Company’s activities to date has been to gather information related to its oil and gas resources so that a production plan can be put into place.  As such the cost per barrel is not deemed to be indicative of future costs.

General and administrative expenses

	For the Three Months Ended October 31		For the Six Months Ended October 31
	2011	2010	2011	2010
Stock-based compensation:
Stock options	$22,998	$83,730	$45,990	$180,032
Compensation warrants	-	-	-	-
Consulting warrants	-	(162,729)	-	81,510
Shares issued for services	-	-	-	-
Less: capitalized portion	-	(1,910)	-	(4,245)
	22,998	(80,909)	45,990	257,297

Salaries and benefits	546,925	232,534	1,048,399	502,413
Professional fees	69,917	112,001	134,382	227,051
Investor relations	33,303	74,660	85,227	101,292
Office and administration	116,119	33,432	223,718	88,340
Information technology	19,310	8,493	29,964	23,448
Less: capitalized portion	(29,829)	(55,056)	(61,916)	(109,624)
	755,745	406,064	1,459,774	832,920
	$778,743	$325,155	$1,505,764	$1,090,217

The primary variances in general and administrative expenses for the 2011 periods as compared to the 2010 periods are as follows:

•
Stock-based compensation expense is dependent on the timing of the granting of options and is higher in the comparative October 31, 2010 period primarily due to the granting of 720,000 consulting warrants in October 2010.

•	Salaries and benefit costs are higher in the current quarter due to the hiring of a new president in January 2011. Staffing levels were reduced in the comparative quarter.

•
Professional fees, consisting of legal, audit, accounting and tax advisory fees were higher in the comparative quarter due to the Company’s dispute with its landlord (see Contingency and Contractual Obligation section).

•	Office and administrative are higher in the current quarter due to the cost of enhanced insurance coverage, the move of certain administrative functions to Houston and an increase in corporate travel.

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GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2011
(in United States dollars unless otherwise indicated)

Interest and accretion

Interest and accretion expense is related to convertible notes issued during the year ended April 30, 2011:

	Principal amount	Issue date	Annual interest rate	Effective interest rate
Junior Notes	$2.5 million	July 30, 2011	7.5%	47%
Senior I Notes	$2.5 million	July 30, 2011	12%	43%
Senior II Notes	$4.6 million	December 2010, January & March 2011	12%	43%

Interest and accretion expense for the six months ended October 31, 2011 includes $48,147 of amortization of deferred transaction costs for the issuance of the convertible notes.

Interest and accretion expense for the six months ended October 31, 2010 includes $20,267 of interest on a natural gas purchase line of credit agreement with a private lender.

Foreign exchange gain/loss

The net foreign exchange loss for the six months ended October 31, 2011 is comprised losses on the translation of Canadian dollar denominated transactions and balances to U.S dollars.

The comparative quarter net foreign exchange gain is comprised of Canadian dollar foreign exchange losses on the translation of U.S. dollar denominated transactions and balances to Canadian dollars prior to the change of the Company’s functional currency to U.S. dollars.

Change in fair value of derivatives

The decrease in the fair value of the following derivative liabilities during the six months ended October 31, 2011 is due to the decrease in the market price of the Company’s shares since April 30, 2011 and is recognized in the consolidated statement of operations as change in fair value of derivatives income and includes $259,704 for the expiry of Preferred B Options:

	Preferred A Warrants	Preferred B Option	Conversion Feature Derivative	Warrants	Consulting Warrants	Total
Balance, April 30, 2010	$740,269	$590,640	$-	$-	$-	$1,330,909
Fair value on date of issue	-	-	1,883,200	1,808,070	166,810	3,858,080
Conversion of Senior I Notes	-	-	(84,530)	-	-	(84,530)
Change in fair value	2,479,431	4,531,654	1,070,960	988,820	324,570	9,395,435
Balance, April 30, 2011	3,219,700	5,122,294	2,869,630	2,796,890	491,380	14,499,894
Exercise of Preferred B Option	-	(1,904,496)	-	-	-	(1,904,496)
Expiry of Preferred B Option	-	(259,704)	-	-	-	(259,704)
Fair value of Preferred B warrants on date of issue	-	-	-	1,636,300	-	1,636,300
Change in fair value	(3,118,200)	(2,958,094)	(2,863,490)	(4,239,540)	(479,220)	(13,658,544)
Balance, October 31, 2011	$101,500	$-	$6,140	$193,650	$12,160	$313,450

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GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2011
(in United States dollars unless otherwise indicated)

SUMMARY OF QUARTERLY RESULTS

(000’s except per share amounts)
	Fiscal 2012		Fiscal 2011				Fiscal 2010
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenue ($)	73	362	464	229	173	716	992	558
Net income (loss) ($) (1)	(1,122)	10,961	(24,107)	(6,115)	1,461	(949)	(3,800)	(1,788)
Basic net income (loss) per share ($) (2)	(.08)	0.78	(1.78)	(0.46)	0.11	(0.07)	(0.29)	(0.13)
Total assets ($)	19,430	20,654	21,719	34,784	31,780	32,930	31,597	32,413

(1)	Net income in Q1 2012 and Q2 2011 is due to fair value adjustments on derivatives. Larger losses incurred in Q4 2011 and Q4 2010 were a result of impairments recorded on oil and gas assets.

(2)	Sum of quarters may not add to total for the year due to rounding.

LIQUIDITY AND CAPITAL RESOURCES

As at October 31, 2011, the Company had a working capital deficiency of $3,080,274 compared to a working capital deficiency of $1,428,025 at April 30, 2011.

During June 2011 the Company raised $1.76 million on the exercise of 17,600 Preferred B Options.

As noted above under Reporting Requirements during September 2011 the Company was cease traded by the Alberta and British Columbia securities commission for failure to file certain financial information.  The Alberta Securities Commission is currently reviewing the Company’s filings.   However, as of the date of this report the cease trade orders have not been revoked and no assurances can be given as to when or if they will be revoked.  Until these cease trade orders are revoked the Company’s ability to raise capital is significantly restricted.

We expect that our current capital and our other existing resources will be sufficient only to provide a limited amount of working capital. We anticipate that we will require up to approximately $2 million for our anticipated operations for the next twelve months, depending on revenues. We believe that our currently available funds can sustain our current level of operations for approximately two months from the date of this report.  In addition when our Senior Notes and Junior Notes come due the Company currently lacks the resources to repay them.  While the Company plans on renegotiating the terms of the Senior Notes and Junior Notes there can be no assurance that the Company will be successful and the Senior Note and Junior Note holders may demand repayment and or force their security interests against our assets.  We will require additional capital to continue to operate our business and to further expand our exploration and development programs. However, there can be no assurance that the Company will be able to obtain additional capital when required. Furthermore, inability to secure capital in a timely basis may have a significantly negative impact on our future consolidated results of operations, financial condition and our ability to continue as a going concern - see Overview above.

Investing activities

During the six months ended October 31, 2011, the Company incurred $318,760 of expenditures on oil and gas assets compared to $576,629 in the six months ended October 31, 2010.

Financing activities
In June 2011, the Company raised $1.76 million pursuant to the exercise of 17,600 Preferred B Options and issued 15,399,125 Preferred B Warrants exercisable at $0.20 until June 7, 2016.  The remaining 2,400 Preferred B Options expired unexercised.

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GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2011
(in United States dollars unless otherwise indicated)

Common shares and dilutive instruments

The Company’s common shares trade in the United States on the Over-the-Counter Bulletin Board exchange (“OTC”).

The number of outstanding shares and the number of shares that could be issued if all dilutive instruments are converted to shares is as follows:
As at	December 20 2011	October 31 2011	July 31 2011	April 30 2011
Common shares (1)	14,078,947	14,078,947	14,078,947	14,078,947
Preferred A Warrants (3) (11)	19,250,000	19,250,000	19,250,000	19,250,000
Preferred B Shares (4) (11)	8,799,500	8,799,500	8,799,500	10,000,000
Preferred B Warrants (4) (11)	15,399,125	15,399,125	15,399,125	17,500,000
Senior I Notes (5) (11)	11,750,000	11,750,000	11,750,000	11,750,000
Senior I Warrants (5) (11)	12,500,000	12,500,000	12,500,000	12,500,000
Senior II Notes (6) (11)	23,000,000	23,000,000	23,000,000	23,000,000
Senior II Warrants (6) (11)	9,200,000	9,200,000	9,200,000	9,200,000
Junior Notes (2) (11)	12,505,340	12,505,340	12,505,340	12,505,340
Consulting Warrants (7)	2,720,000	2,720,000	2,720,000	2,720,000
Stock Options (1) (9)	1,404,300	1,404,300	1,404,300	1,404,300
Compensation Warrants (1) (9)	480,000	480,000	480,000	480,000
Accrued Senior I Notes (interest) (10)(11)	1,893,616	1,725,123	1,415,096	1,105,068
Accrued Senior II Notes (interest) (10)(11)	2,474,959	2,096,877	1,401,205	705,534
Accrued Junior Notes (interest) (10)(11)	1,305,352	1,176,872	940,470	704,068
	136,761,139	136,086,084	134,843,983	136,903,257

(1)	As at December 20, 2011, senior management and directors held an aggregate of 120,000 common shares, 250,000 Preferred B shares, 250,000 Preferred B warrants and 1,192,500 stock options.

(2)
The Junior Notes are redeemable in cash at any time at the Company’s option or convertible into common shares at $0.20 per common share at the Company’s option under terms and conditions specified in the agreement.

(3)	The Preferred A Warrants remain as issued on August 28, 2009. Each warrant allows the holder to purchase one common share at US $0.20 per share for a period of five years from issuance.

(4)
Pursuant to the agreements with MP1, until November 26, 2010 (extended to June 7, 2011), the Investors have the option to purchase up to 2,000 Series B convertible preferred shares with a stated value of $100 each (the “Preferred B Shares”), for up to US $2,000,000 on similar terms to the Preferred A Shares except the conversion price is US $0.20 per common share.  After 12 months from the date of issue, the Company may force the conversion of the Preferred B Shares provided certain conditions are met.  In conjunction with the Preferred B Share issuance, the Company will issue to the Investors up to 17,500,000 warrants (“Preferred B Warrants”).  Each Preferred B Warrant allows the holder to purchase a common share at US $0.20 per share for a period of five years from issuance.  After nine months from the date of issuance, a cashless conversion option is provided only with respect to Preferred B Warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

On June 7, 2011, the Company issued 17,600 Preferred B shares on the exercise of 17,600 Preferred B Options convertible into common shares at US $0.20 per common share and issued 15,399,125 Preferred B Warrants exercisable at $0.20 until June 7, 2016.  The remaining 2,400 Preferred B Options expired unexercised.

(5)
On July 30, 2010, the Company issued US $2,500,000 of Senior I Notes.  The Notes are redeemable in cash at any time at the Company’s option or convertible into common shares at US $0.20 per common share at the Company’s option under terms and conditions specified in the agreement.

One warrant (“Senior I Warrant”) has been issued to the holder for each $0.20 principal amount of the Senior I Notes for a total of 12,500,000 warrants exercisable at $0.20 per share.

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GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2011
(in United States dollars unless otherwise indicated)

(6)
In December 2010, January 2011 and March 2011, the Company issued US $4,600,000 of Senior II Notes.  The Notes are redeemable in cash at any time at the Company’s option or convertible into common shares at US $0.20 per common share at the Company’s option under terms and conditions specified in the agreement.

One warrant (“Senior II Warrant”) has been issued to the holder for each $0.50 principal amount of the Senior II Notes for a total of 23,000,000 warrants exercisable at $0.25 per share.

(7)	Consulting warrants are exercisable at $0.25 per share.

(8)	Stock options are exercisable at a weighted average exercise price of $0.60 per share.

(9)	Compensation warrants are exercisable $0.50 per share.

(10)
Interest accrued on the junior notes and the senior notes are payable in additional junior notes and senior notes.  As at October 31, 2011, $999,774 (December 20, 2011 - $1,134,785) of accrued interest is convertible at $0.20 per share.

(11)
As of December 20, 2011, the holders of the Senior I & II Notes and Junior Notes upon exercise or conversion of all dilutive derivative instruments held by them, would hold a total of approximately 118,077,892 common shares or 86.3% of the fully diluted common shares of Gravis, and could have the ability to control all matters submitted to Gravis' shareholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our Company's assets) and to control the Company's management and affairs.  Accordingly, this potential concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could have a material adverse effect on the market price of Gravis’ shares.

CONTINGENCY AND CONTRACTUAL OBLIGATIONS

(a)	Contingency:

In January 2010, the Company experienced a flood in its office premises as a result of a broken water pipe. There was significant damage to the premises rendering them unusable until remediation had been completed by the landlord. Pursuant to the lease contract, the Company has asserted that rent should be abated during the remediation process and accordingly, the Company has not paid rent since December 2009. During the remediation process, the Company engaged an independent environmental testing company to test for air quality and for the existence of other potentially hazardous conditions. The testing revealed the existence of potentially hazardous mould and the consultant provided specific written instructions for the effective remediation of the premises. During the remediation process, the landlord did not follow the consultant’s instructions and correct the potentially hazardous mould situation and subsequently in June 2010 gave notice and declared the premises to be ready for occupancy. The Company re-engaged the consultant to re-test the premises and the testing results again revealed the presence of potentially hazardous mould. The Company has determined that the premises are not fit for re-occupancy and considers the landlord to be in default of the lease and the lease terminated.

The landlord disputes the Company’s position and has given notice that it considers the Company to be in default of the lease for failure to re-occupy the premises.

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GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2011
(in United States dollars unless otherwise indicated)

In addition, the landlord has claimed that the Company owes monthly rent for the premises from January 2010 to June 30, 2010 in the amount of $234,871 (Cdn$234,098) and has claimed that, as a result of the alleged default, pursuant to the terms of the lease, the Company owes three months accelerated rent in the amount of $109,044 (Cdn$108,685).

The landlord has also asserted that the Company would be liable for an amount up to the full lease obligation of $1,515,800 (Cdn$1,510,816) which otherwise would have been due as follows:

Year Ended April 30
2011	$449,191
2012	449,191
2013	449,191
2014	168,227
Thereafter	-
Total	$1,515,800

To date, no legal action has been commenced by the landlord and the cost, if any, to the Company is not determinable. Accordingly, no amounts related to rent or the disputed lease obligation have been recorded in these financial statements.

(b)
Severance Obligation:

At October 31, 2011 pursuant to employment agreements with a senior officer, the Company is obligated to pay up to $195,684 (Cdn$195,040) under certain events around employment termination.

(c)
Legal Proceedings:

Except as noted above under contingency and under reporting requirements; there are no legal actions either in process or pending and the Company is not aware of any contemplated, legal, governmental or arbitration proceedings, including those related to bankruptcy, receivership or those involving a third party which have, or may have, significant effects on the Company’s financial position or profitability.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are described in Note 5 to the annual consolidated financial statements for the year ended April 30, 2011.  The consolidated financial statements are prepared in conformity with US GAAP.

The preparation of the financial statements requires making estimates and judgments that affect our reported amounts of assets, liabilities, revenue and expenses.  On an ongoing basis the Company evaluates the estimates, including those related to acquisitions, status of oil and gas projects (proved or unproved), asset impairment, tax valuation allowances, volatility and market value of our share price, the valuation of preferred shares and contingencies.  These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances.  Actual results could vary from those estimates under different assumptions and conditions.

The critical accounting policies that affect the more significant judgments and estimates used in preparation of our consolidated financial statements are described below.

Oil and gas operations

Gravis follows the full cost method to account for its oil and gas operations, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in country-by-country cost centers.  These capitalized costs will be depleted using the unit-of-production method based on estimates of proved reserves once the underlying property in considered proved.  The costs related to unproved properties are not subject to depletion.  Factors used to make this assessment included commercial production levels on demonstration projects for an extended period of time and the existence of proved reserves which are not yet considered commercially viable and which require additional capital to complete their ultimate development.

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GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2011
(in United States dollars unless otherwise indicated)

The capitalized costs in each unproved project are assessed to determine whether it is likely such costs will be recovered in the future.  Costs which are not likely to be recovered in the future are written-off.  We assess the carrying amounts of our unproved oil and gas assets for impairment by assessing the likelihood of recovering our costs through cash flow projections of future net revenues.

Management prepared estimates of future net revenues using internal and independent estimates of resource potential.  The process of estimating quantities of resource potential is inherently uncertain and complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing exploration activities becomes available and as economic conditions impacting oil and gas prices and costs change. Our resource estimates are based on assumed exploration success, availability of future capital to finance development, future production forecasts, prices and economic conditions.  Additional assumptions and estimates used in the future net revenue calculations include:

•	estimates of production and recovery rates, which vary depending on the method of extraction used and the characteristics of the reservoir and resource estimates;

•	estimates of operating costs, which vary with equipment and facility efficiency, inflation; and

•	estimates of future capital costs, which vary with inflation, equipment and facility performance.

•
Significant changes in these factors could reduce our estimates of future net revenues and accordingly could result in an impairment of our oil and gas assets.  Management will perform quarterly assessments of the carrying amounts of its oil and gas assets as additional data from ongoing exploration activities becomes available.

As a result of these procedures, the Company recorded a $12,848,677 impairment charge on its properties of during the year ended April 30, 2011 (2010 - $1,162,545; 2009 - $57,468,799).  The Company did not record any impairment in the six months ended October 31, 2011.

Fair value of the Company’s common shares, options and warrants and derivatives

Gravis used valuation techniques that rely on unobservable inputs for its derivatives to estimate their fair values such as expected volatility rates comparable to peer companies.

The fair value of options and warrants granted and the conversion feature of convertible notes were based on Black-Scholes and binomial pricing models, which use the common share fair value on the grant date as an input.

PENDING ACCOUNTING CHANGES

The FASB has issued ASU No. 2010-13, Compensation - Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. This ASU codifies the consensus reached in EITF Issue No. 09-J, "Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades." The amendments to the Codification clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity shares trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This rule will not have a material impact on the Company’s financial position or results of operations.  The Company has applied the principles from the update in its financial reporting.

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GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2011
(in United States dollars unless otherwise indicated)

In January 2010, the FASB issued Accounting Standards Update 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. The ASU amends Subtopic 820-10 with new disclosure requirements and clarification of existing disclosure requirements. New disclosures required include the amount of significant transfers in and out of levels 1 and 2 fair value measurements and the reasons for the transfers. In addition, the reconciliation for level 3 activity will be required on a gross rather than net basis. The ASU provides additional guidance related to the level of disaggregation in determining classes of assets and liabilities and disclosures about inputs and valuation techniques. The amendments are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the reconciliation for level 3 activities on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Company is currently assessing the impact of ASU 2010-6 and does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

The FASB has issued ASU 2011-05, Comprehensive Income: Presentation of Comprehensive Income, the requirements of which increase in the prominence of other comprehensive income in financial statements.  The Company is currently assessing the impact of ASU 2011-05 and does not expect adoption of this guidance to have a material impact on its consolidated financial statements.

FINANCIAL INSTRUMENTS

Expected maturities of the Company’s financial instruments are presented in the following table:

	2012	2013	2014	2015	2016	Total
Cash and cash equivalents	$465,122	$-	$-	$-	$-	$465,122
Cash in escrow	49,074	-	-	-	-	49,074
Accounts receivable	115,749	-	-	-	-	115,749
Long-term receivable	10,000	286,784	-	-	-	296,784
	$639,945	$286,784	$-	$-	$-	$926,729

	2012	2013	2014	2015	2016	Total
Accounts payable and accrued liabilities	$557,721	$-	$-	$-	$-	$557,721
Interest payable	1,020,684	-	-	-	-	1,020,684
Liability portion of convertible notes	2,069,694	3,741,507	1,878,878	-	-	7,690,079
Derivatives	-	430	55,120	101,500	156,400	313,450
	$3,648,099	$3,741,937	$1,933,998	$101,500	$156,400	$9,581,934

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than the items noted above in contractual obligations.

RISKS AND UNCERTAINTIES

Gravis has yet to attain profitable operations and because the Company  needs additional financing to fund its exploration activities, there is a doubt about the Company’s ability to continue as a going concern.

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GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2011
(in United States dollars unless otherwise indicated)

To date, Gravis has acquired interests in five oil and gas properties; however, the Company has not established a proved project on any of its properties that generates commercial revenues.  The Company’s short-term prospects depend upon the success of the production response to steaming and other remedial operations at its Marmaton River and Grassy Creek projects in Missouri.  For the six months ended October 31, 2011, Gravis reported net income of $9,838,644 which included a $13,918,248 unrealized fair value adjustment gain on derivatives; excluding this gain, Gravis incurred a net loss of $4,079,604. Gravis has an accumulated deficit from development stage of $125,704,928 to October 31, 2011.  The Company has not generated significant revenues nor has it realized a profit from operations to date.  Any profitability in the future from the business will be dependent upon locating and developing economic reserves of oil and gas, which itself is subject to numerous risk factors as set out herein.

Gravis requires additional financing to continue as a going concern.

The Company will need additional financing to fund the development of its projects to commercial viability.  The development of Gravis’ oil and gas projects will require additional funding.  Gravis’ future operations are dependent upon its ability to continue to obtain financing and ultimately achieve profitable operations.  Additional capital may be in the form of equity, debt, sale of properties, joint venture farmouts or any combination thereof.  However, as noted above, during September 2011 the Company was cease traded by the Alberta and British Columbia Securities Commission for failure to file certain financial information.  The Alberta Securities Commission is currently reviewing the Company’s filings, however, as of the date of this report the cease trade orders have not been revoked and no assurances can be given as to when or if they will be revoked.  Until these cease orders are revoked the Company’s ability to raise capital is significantly restricted. - see Liquidity and Capital Resources above.

The oil and gas industry is highly competitive and Gravis may be unsuccessful in acquiring further leases.

The oil and gas industry is intensely competitive.  Gravis competes with numerous individuals and companies, including many major oil and gas companies, which have substantially greater technical, financial and operational resources and staff for suitable business opportunities, desirable oil and gas properties for drilling operations, drilling equipment and funds.  We may be unable to raise the necessary funds or complete any projected work.

Gravis’ primary and most valuable assets are pledged as security against the Company’s indebtedness.

In order to finance its exploration activities with a view toward establishing commercial operations, the Company has pledged its assets in Missouri as security against its line of credit, Senior Notes and Junior Notes. Default by the Company on the terms of any of these credit instruments could lead to foreclosure and the ultimate loss of these assets

As Gravis’ Missouri, Kansas, Kentucky, and Montana properties are in early stages of development, the Company may not be able to establish commercial reserves on these projects.

Exploration for commercial reserves of oil and gas is subject to a number of risk factors.  Few of the prospects that are explored are ultimately developed into producing oil and/or gas fields.  To April 30, 2011, a portion of the reserves associated with the Missouri Marmaton River and Grassy Creek projects are classified as developed producing.  Gravis may not be able to establish commercial reserves in Missouri and it is therefore considered to be an exploration stage company.

The potential profitability of oil and gas ventures depends upon factors beyond the control of Gravis, any of which may have a material adverse effect on the Company.

The potential profitability of oil and gas projects is dependent upon many factors beyond the Company’s control, including:  world prices and markets for oil and gas which are unpredictable, highly volatile, potentially subject to governmental fixing, pegging or controls; adverse weather conditions can hinder drilling and production operations; production from any well may be unmarketable if it is impregnated with water or other deleterious substances; and the marketability of oil and gas which may be acquired or discovered will be affected by proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection.  The extent of these factors cannot be accurately predicted but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

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GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2011
(in United States dollars unless otherwise indicated)

Oil and gas operations are subject to comprehensive regulation which may cause substantial delays or require capital outlays in excess of those anticipated causing an adverse effect on the Company.  Exploration and production activities are subject to certain environmental regulations which may prevent or delay the commencement or continuance of the Company’s operations.

Oil and gas operations in United States are also subject to federal and state laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment.  Various permits from government bodies are required for drilling and production operations to be conducted; we may not receive such permits.  Furthermore oil and gas operations in the United States are also subject to federal and state laws and regulations including, but not limited to:  the construction and operation of facilities; the use of water in industrial processes; the removal of natural resources from the ground; and the discharge/release of materials into the environment.

Environmental standards imposed by federal and state authorities may be changed and such changes may have material adverse effects on the Company’s activities.  Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on Gravis.  Additionally, the Company may be subject to liability for pollution or other environmental damages which the Company may elect not to insure against due to prohibitive premium costs and other reasons.  Gravis’ current and anticipated exploration and drilling activities are subject to the aforementioned environment regulations.  When and if Gravis establishes reserves or enters into production, the Company will become subject to additional regulations which do not currently pertain to the Company or affect current operations.

Exploratory drilling involves many risks and Gravis may become liable for pollution or other liabilities which may have an adverse effect on the Company’s financial position.

Drilling operations generally involve a high degree of risk.  Hazards such as unusual or unexpected geological formations, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labour, and other risks are involved. The Company may become subject to liability for pollution or hazards against which it cannot adequately insure or which it may elect not to insure. Incurring any such liability may have a material adverse effect on Gravis’ financial position and operations.

Gravis has oil and gas leases in respect of the real property associated with its projects, but the real property may be subject to prior unregistered agreements, or transfers, which have not been recorded or detected through title searches.

Gravis has oil and gas leases with respect to the real property associated with its projects and the Company believes its interests are valid.  These leases do not guarantee title against all possible claims.  The real property may be subject to prior unregistered agreements, or transfers which have not been recorded or detected through title research.  If the oil and gas leases to the real property associated with Gravis’ projects are challenged, the Company may have to expend funds defending any such claims and may ultimately lose some or all of any revenues generated from the projects if the Company loses its interest in such leases.

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GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2011
(in United States dollars unless otherwise indicated)

Shareholders' interests in the Company will be diluted and investors may suffer dilution in their net book value per share if Gravis issues additional shares or raise funds through the sale of equity securities.

Gravis’ constating documents authorize the issuance of an unlimited number of common shares, without par value, and an unlimited number of preferred shares, without par value.  In the event that the Company is required to issue additional shares, enter into private placements to raise financing through the sale of equity securities or acquire additional oil and gas property interests in the future from the issuance of shares of our common stock to acquire such interests, the interests of existing shareholders in the Company may be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold.  If Gravis does issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders.

Upon exercise or conversion of certain dilutive instruments such as convertible Senior Notes, convertible Junior Notes and warrants, the owners of these rights and the resulting common shares would have significant influence regarding share ownership.  This concentration could lead to conflicts of interest and difficulties for  investors effecting corporate changes, and could adversely affect the Company's share price.

As of December 20, 2011 the holders of the Senior and Junior Notes upon exercise or conversion of all dilutive derivative instruments held by them, would hold a total of 118,077,892 common shares or 86.3% of the fully diluted common shares of Gravis, and could have the ability to control all matters submitted to Gravis' shareholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our Company's assets) and to control the Company's management and affairs.  Accordingly, this potential concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could have a material adverse effect on the market price of Gravis’ shares.

Trading of Gravis common stock may be restricted by the Securities and Exchange Commission (SEC)'s "Penny Stock" rules which may limit a shareholder's ability to buy and sell the Company’s shares.

The SEC has adopted rules which generally define "penny stock" to be any equity security that has a market price (as defined) less than US $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.  Gravis’ securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors".  The term "accredited investor" refers generally to institutions with assets in excess of US $5,000,000 or individuals with a net worth in excess of US $1,000,000 or annual income exceeding US $200,000 or US $300,000 jointly with their spouse.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the share that is subject to these penny stock rules.  Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.  Management believes that the penny stock rules discourage investor interest in and limit the marketability of the Company’s common shares.

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GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2011
(in United States dollars unless otherwise indicated)

The National Association of Securities Dealer (NASD) has adopted sales practice requirements which may limit a shareholder's ability to buy and sell the Company’s shares.

In addition to the "penny stock" rules described above, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information.  Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy Gravis common shares, which may limit your ability to buy and sell the Company’s shares and have an adverse effect on the market for the Company’s shares.

Gravis’ articles contain provisions indemnifying its officers and directors against all costs, charges and expenses incurred by them.

Gravis’ articles contain provisions that state, subject to applicable law, every director or officer of the Company must be indemnified, subject to the limitations of the Business Corporations Act (Alberta), against all losses or liabilities that the Company's directors or officers may sustain or incur in the execution of their duties.  The Company's articles further state that no director or officer will be liable for any loss, damage or misfortune that may happen to, or be incurred by the Company in the execution of his duties if he acted honestly and in good faith with a view to the best interests of our Company.  Such limitations on liability may reduce the likelihood of litigation against Gravis’ officers and directors and may discourage or deter shareholders from suing the Company's officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

Because Gravis has not adopted a formal conflicts of interest policy, the occurrence of one or more conflicts could have a negative impact on the Company’s ability to raise capital and/or the Company’s share price.

Some of the Company’s directors and officers serve or may serve as directors or officers of other oil and gas or mineral exploration companies or have interests in other oil and gas or mineral exploration companies or ventures.  To the extent that Gravis has dealings with such companies or ventures, certain of the Company’s directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such dealings.  Pursuant to the provisions of the Business Corporations Act (Alberta), the Company’s directors and senior officers must disclose material interests in any contract or transaction (or proposed contract or transaction) material to the Company.  However, the Gravis’ lack of a formal conflicts of interest policy may make it difficult for the Company to raise additional capital because institutional investors may be unable to invest in the Company.

DISCLOSURE CONTROLS AND PROCEDURES

In connection with Exemption Orders issued in November 2007 by each of the securities commissions across Canada, the Company’s certifying officers will file a Venture Issuer Basic Certificate with respect to the financial information contained in the unaudited interim consolidated financial statements and the audited annual consolidated financial statements and respective accompanying Management’s Discussion and Analysis.  The Venture Issuer Basic Certification includes a ‘Notice to Reader’ stating that the certifying officers do not make any representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings.

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GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and six months ended October 31, 2011
(in United States dollars unless otherwise indicated)

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future production, cash flows and exploration results.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.

Forward-looking statements, such as those under Liquidity and Capital Resources, are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of important factors could cause actual results, future actions, conditions or events to differ materially from those in the forward-looking statements, including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of domestic capital markets, the ability to obtain financing, changes in oil and gas acquisition and drilling programs, operating risks, production rates, reserve estimates, changes in general economic conditions, and other factors.  Undue reliance should not be placed on forward-looking statements as the Company can give no assurance that they will prove to be correct.

The forward-looking statements contained in this MD&A are made as of the date hereof.  While the Company acknowledges that subsequent events and developments may cause the views expressed herein to change, the Company has no intention and undertakes no obligation to update, revise or correct such forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

The Company believes that the expectations reflected in the forward-looking statements and information contained herein are reasonable, but no assurance can be given that these expectations, or the assumptions underlying these expectations, will prove to be correct and such forward-looking statements and information included in this document should not be unduly relied upon.  The forward-looking information included herein represents the Company’s views as of the date of this document and such information should not be relied upon as representing the Company’s views as of any date subsequent to the date of this document.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  However, these factors are not intended to represent a complete list of the factors that could affect us and there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's annual reports (on Form 20-F filed in the U.S. and Canada) and the other recent filings in the U.S. and Canada. These filings are available at www.sec.gov in the U.S. and www.sedar.com in Canada.

COMPANY INFORMATION

Additional information related to Gravis is available on the Company’s website at www.Gravisoil.com , SEDAR’s website at www.sedar.com and EDGAR’s website at www.sec.gov.

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